UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the transfer of rights of its stake in the Lapa field

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Rio de Janeiro, September 1, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 12/21/2018, informs that it has finalized the transfer of rights of its 10% interest in the Lapa field to TotalEnergies.

The operation, which also involves the assignment of the totality of the interest held by Petrobras Netherlands B.V. (PNBV) in Lapa Oil & Gas B.V., a company incorporated in the Netherlands, was concluded with the payment of US$ 49.4 million to Petrobras, already with the adjustments foreseen in the contract.

This transaction represents another step in the strategic partnership between Petrobras and TotalEnergies and is aligned with the strategy of portfolio optimization and the improvement of the Petrobras’ capital allocation, aiming at value maximization.

This disclosure is in accordance with Petrobras' internal rules and with the applicable legislation.

About Lapa field

The Lapa field (BM-S-9A block) is located in the Santos Basin pre-salt. Its average production in the first half of 2021 was 50.7 thousand boe/day, of which 5.07 thousand boe/day is Petrobras' share. With the closing of this transaction, Petrobras will have no more stakes in Lapa, while TotalEnergies, which is already the field operator, will hold 45%. The other partners in the field are Shell Brasil Petróleo (30%) and Repsol Sinopec Brasil (25%).

About TotalEnergies

TotalEnergies (formerly Total S.E.) is a global integrated energy producer and supplier, one of the leading international companies in the oil and natural gas industry and an important low carbon energy player. In 2016, Petrobras and TotalEnergies began a strategic partnership involving the assignment of stakes in exploration and production assets, technological cooperation agreements and other initiatives.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included h

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer